SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT 0F 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

COMMISSION FILE NUMBER 0-9924

PROTECTIVE LIFE CORPORATION

401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)

2801 Highway 280 South

Birmingham, Alabama  35223

(205) 268-1000

Financial Statements and Exhibits

Sequentially Numbered Page(s)

(a) Financial Statements

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	3

(i) Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4

(ii) Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	5

(iii) Notes to Financial Statements December 31, 2010 and 2009	6-13

(b) Supplemental Schedule

I. Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2010	15

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(c) Exhibits

23 Consent of PricewaterhouseCoopers LLP	1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Protective Life Corporation 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Protective Life Corporation 401(k) Retirement Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PRICEWATERHOUSECOOPERS LLP

Birmingham, Alabama

June 28, 2011

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2010	2009
Assets
Investments, at fair value (Notes 3 and 8):
Protective Life Corporation common stock	$49,656,246	$33,223,626
Mutual funds	86,712,730	49,814,471
Collective trust funds	22,938,521	37,843,622
Total investments at fair value	159,307,497	120,881,719

Employer contributions receivable	—	212,387
Notes receivable from participants	4,706,448	4,069,987
Total assets	164,013,945	125,164,093
Liabilities
Accrued expenses and other liabilities	20,981	—
Total liabilities	20,981	—
Net assets available for benefits at fair value	163,992,964	125,164,093
Adjustment from fair value to contract value for investment in fully benefit-responsive contract	(226,525)	263,226
Net assets available for benefits	$163,766,439	$125,427,319

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Year Ended
December 31, 2010
Additions
Contributions
Participant contributions	$9,379,143
Rollovers	1,198,352
Employer contributions	5,168,110
Total contributions	15,745,605
Investment income
Dividends	1,828,527
Net appreciation in the fair value of investments (Note 3)	31,146,908
Total investment income	32,975,435
Interest income	223,232
Total additions	48,944,272
Deductions
Benefits paid to participants	10,430,570
Administrative fees	174,582
Total deductions	10,605,152
Net increase	38,339,120
Net assets available for benefits
Beginning of year	125,427,319
End of year	$163,766,439

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the “Plan”) are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investments and Income Recognition

The mutual funds and common stock investments are valued at fair value based on quoted market prices.

Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in collective trust funds are valued at the unit value, as reported by the trustee of the collective trust fund on each valuation date.

Purchases and sales of investments are reflected as of the trade date. Interest income is recorded when earned.

Dividend income is recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Employer Contributions Receivable

For the year ended December 31, 2009, the Employer contribution receivable was the accrued cash amount due from the Employer as of the reporting date.  There was not an Employer contribution receivable for the year ended December 31, 2010, since all Employer contributions were made before year end.

Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits paid to participants are recorded when paid. As of December 31, 2010, $12,996 was allocated to accounts of participants who had elected to withdraw from the Plan but to whom disbursement of funds from the Plan had not yet been made.  As of December 31, 2009, $233 was allocated to accounts of participants who had elected to withdraw from the Plan but to whom disbursement of funds from the Plan had not yet been made.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein.     Actual results could differ from those estimates.

Accounting Pronouncements Recently Adopted

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Update No. 2010-06, which amends the Fair Value Measurements and Disclosures topic of the Codification. The amendments in this Update require new disclosures about transfers in and out of Level 1 and Level 2 fair value measurements and the activity in Level 3 fair value measurements and, in addition, clarify existing disclosures required for levels of disaggregation and inputs and valuation techniques. These amendments were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted this amendment for the period ended December 31, 2010, and we have provided the disclosures required for the period ended December 31, 2010.

In September 2010, the FASB issued Update No. 2010-25 – Plan Accounting–Defined Contribution Pension Plans.  The objective of the amendments in this Update is to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans were previously classified as plan investments, and were subject to the fair value measurement and disclosure requirements of FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures.  In practice, most participant loans are carried at their unpaid principal balance plus any accrued but unpaid interest, which was considered a good faith approximation of fair value. This approximation does not conform to the definition of fair value.  This Update amends the guidance to require participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted this amendment for the period ended December 31, 2010, and has retrospectively applied throughout the Plan’s financial statements.

Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued Update No. 2011-04 – Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.  The FASB issued this Update as part of their convergence efforts with the International Accounting Standards Board (“IASB”) to achieve a global standard for fair value measurement and disclosures.  The amendments in this Update change the wording used to describe many of the requirements in U.S. GAAP for fair value measurements and disclosures but were not intended to change the application of the requirements of Topic 820, Fair Value Measurements and Disclosures.  The Plan will adopt the provisions of this Update as of January 1, 2012, but does not expect a material impact to the Plan’s statement of net assets or statement of changes in net assets available for benefits.  The Plan is evaluating the impact this standard will have on disclosures related to fair value measurements.

2.  PLAN DESCRIPTION

Protective Life Corporation shareowners approved the Plan to provide retirement benefits for eligible employees of the Employer. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

The assets of the Plan were held and invested by The Northern Trust Company (“NT”) through February of 2009. The assets were then transferred to Fidelity Management Trust Company (the “Trustee”) who now serves as the Trustee of the Plan.  Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions. The Trustee or its affiliates also began providing recordkeeping services for the Plan, replacing Hewitt Associates.

In general, full-time and part-time employees of Protective Life Corporation and its participating subsidiaries who are listed in and paid through the Company’s payroll system, may enroll in the Plan as soon as administratively practicable after their date of hire. Independent contractors, employees who work for the Company through a third-party agency (such as a contracting services firm or a temporary agency) and union members (unless the collective bargaining agreement provides for participation in the Plan) are not eligible to participate.

Protective Life Corporation matches employees’ pre-tax and/or Roth contributions dollar-for-dollar on the first 4% of eligible pay contributed to the Plan. Prior to 2009, Employer matching contributions were made in Employer common stock through an employee stock ownership plan (“ESOP”) feature. Participants could transfer the matching contributions to other investment choices available under the Plan. Beginning January 1, 2009, the Employer adopted cash matching for participant contributions to the Plan. These cash matching contributions are invested according to the participants’ investment elections for their pre-tax and/or Roth contributions.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the participants’ pre-tax, Roth and rollover contributions, Employer cash matching contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.  Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $1,000 or more. However, benefit payments must commence no later than April 1 following the year the participant reaches age 70½. Investment of a participant’s account in Employer common stock shall be distributed in the form of a lump-sum distribution of either Employer common stock or cash as the participant (or beneficiary) elects.

Contributions

The Plan is funded by pre-tax and designated Roth participant contributions, not to exceed $16,500 in 2010 (plus certain “catch-up contributions” for eligible participants), employee rollover contributions, and Employer matching contributions. Participant contributions cannot exceed 25% of total eligible employee compensation. Participant contributions made on a pre-tax basis qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (“IRC”).

The Employer matches 100% of participant contributions up to a maximum of 4% of eligible employee compensation deposited to the Plan during the year.  Prior to 2009, the Employer matching contribution was made in Employer common stock through an ESOP feature. Effective January 1, 2009, the Employer adopted cash matching for employee contributions to the Plan. On the first pay period in May 2009, eligible employees received a “true up” matching contribution for pay periods from January 1, 2009 through April 30, 2009. Employer matching contributions beginning for the first pay period in May 2009 were made on or about the date of each pay period.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan.  As of December 31, 2010, the Plan offered thirteen mutual funds and one stable value fund, as well as Employer common stock, as investment options.  Beginning in 2009, all Employer matching contributions are made in cash and are invested according to the participants’ elections. Prior to 2009, all Employer matching contributions were invested in Employer stock through an ESOP.  All participants are allowed to diversify 100% of their ESOP balances into other fund options at any time.

Participant pre-tax contributions and Employer matching contributions, and earnings thereon, are not subject to Federal income tax until the funds are disbursed from the Plan. Roth contributions are subject to Federal income tax when made to the Plan, but are not subject to taxation thereafter; earnings on Roth contributions are not subject to Federal income tax when distributed from the Plan if paid as part of a “qualified distribution” under the IRC.

All participant contributions, rollover contributions, and Employer matching contributions are fully vested at all times.

Notes Receivable from Participants

Provisions of the Plan allow participants to obtain loans based on their individual account balance. Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Loans to acquire a principal residence are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates on outstanding participant loans ranged from 4.25% to 10.50% as of December 31, 2010 and 2009.

Administrative Expenses

Administrative expenses for the Plan are paid by the Employer, except for brokerage commissions paid on Employer stock fund transactions, investment management fees, fees for certain specific types of transactions, and administrative participant fees through the Plan’s fee sharing arrangement.  Commissions paid on Employer stock fund transactions are reflected in the financial statements as either a reduction of participant contributions or reduction of proceeds on sales.  Investment management fees on collective trust funds for 2010 were $29,389 and are reflected in the statement of changes in net assets available for benefits.  Transaction fees paid by the Plan for 2010 were $61,061, as reflected in the statement of changes in net assets available for benefits. These transaction fees are collected from the accounts of the individual participants for whom the specific transactions are executed.  Beginning in 2010, the Plan implemented a fee sharing arrangement where plan participants share a portion of the administrative fees.  Administrative participant fees paid by the Plan for 2010 were $84,132, and are reflected in the statement of changes in net assets available for benefits.  These fees are collected from participant accounts each quarter based on the participant’s status.

3.  INVESTMENTS

Investment information as of December 31, 2010 and 2009 is as follows:

	Fair Value
	2010	2009
Protective Life Corporation common stock	$49,656,246	$33,223,626
Mutual Funds
Columbia Mid Cap Index Fund	8,871,998	1,322,964
Columbia Large Cap Index Fund	11,912,823	1,720,473
Dodge & Cox International Stock Fund	9,818,202	7,815,449
Dodge & Cox Stock Fund	15,960,567	13,899,877
Legg Mason Batterymarch Emerging Markets Fund	1,463,954	—
Neuberger Berman Genesis Trust	13,374,620	10,520,965
PIMCO Real Return Fund	1,100,254	—
T. Rowe Price Growth Stock Fund	11,808,607	9,276,237
T. Rowe Price Retirement 2015 Fund	1,714,660	1,168,063
T. Rowe Price Retirement 2025 Fund	2,541,645	1,155,227
T. Rowe Price Retirement 2035 Fund	1,461,718	750,620
T. Rowe Price Retirement 2045 Fund	982,778	476,145
Vanguard Total Bond Market Index Fund	5,700,904	1,708,451
Total mutual funds	86,712,730	49,814,471
Collective Trust Funds
Northern Aggregate Bond Index Fund	—	2,722,649
Northern Midcap S&P 400 Index Fund	—	5,024,925
Northern Russell 3000 Index Fund	—	1,472,947
Northern S&P 500 Index Fund	—	6,947,792
Stable Value Fund	22,938,521	21,675,309
Total collective trust funds	22,938,521	37,843,622

Total investments at fair value	$159,307,497	$120,881,719

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$9,268,598
Collective trust funds	1,846,489
Protective Life Corporation common stock	20,031,821
$31,146,908

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits as of December 31, 2010 and 2009:

	2010	2009
Protective Life Corporation common stock (1,863,900 and 2,007,386 shares, respectively)	$49,656,246	$33,223,626
Columbia Mid Cap Index Fund	8,871,998	—
Columbia Large Cap Index Fund	11,912,823	—
Dodge and Cox International Stock Fund	9,818,202	7,815,449
Dodge & Cox Stock Fund	15,960,567	13,899,877
Neuberger Berman Genesis Trust	13,374,620	10,520,965
Northern S&P 500 Index Fund	—	6,947,792
Stable Value Fund, at contract value	22,711,996	21,938,535
T. Rowe Price Growth Stock Fund	11,808,607	9,276,237

4.  INCOME TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated April 4, 2008, related to the Plan Document.

The Plan’s administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore, the Plan continues to qualify under Section 401(a) and continues to be tax-exempt as of December 31, 2010 and 2009. Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.  TERMINATION PRIORITIES

In the event the Plan is terminated, the amount of each participant’s account balance becomes fully vested and shall not thereafter be subject to forfeiture. Any asset not required to be distributed to participants will be returned to the Employer.

6.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, mutual funds, collective trust funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2010	2009
Net assets available for benefits per the financial statements	$163,766,439	$125,427,319
Amounts allocated to withdrawing participants	(12,996)	(233)
Fair value adjustment	226,525	(263,226)
Net assets available for benefits per Form 5500	$163,979,968	$125,163,860

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

For The Year Ended
December 31, 2010
Net increase per the financial statements	$38,339,120
Change in adjustment from contract value to fair value for investment in fully benefit-responsive contract	489,751
Change in amounts allocated to withdrawing participants	(12,763)
Net increase per Form 5500	$38,816,108

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

For The Year Ended
December 31, 2010
Benefits paid to participants per the financial statements	$10,430,570
Add: Amounts allocated to withdrawing participants at December 31, 2010	12,996
Less: Amounts allocated to withdrawing participants at December 31, 2009	(233)
Benefits paid per Form 5500	$10,443,333

8.  FAIR VALUE MEASUREMENTS

The Fair Value Measurements and Disclosures Topic of the Codification provides a definition of fair value that focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with the Fair Value Measurements and Disclosures Topic, the Plan may use valuation techniques consistent with the market, income, and cost approaches to measure fair value.

To increase consistency and comparability in fair value measurement and related disclosures, the Plan utilizes the fair value hierarchy required by the Fair Value Measurements and Disclosures Topic which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•                  Level 1 – Quoted prices in active markets for identical debt and equity securities.

•                  Level 2 – Prices determined using other significant observable inputs that other market participants would use in pricing a security, including quoted prices for similar securities.

•                  Level 3 – Prices determined using significant unobservable inputs. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

There have been no changes in the valuation methodologies used at December 31, 2010 and 2009 to value the Plan’s assets at fair value, a summary of which is as follows:

Mutual funds are valued at the Net Asset Value of shares held by the plan at year end.

The collective trust funds are valued at the unit value, which approximates fair value, as reported by the trustee of the collective trust fund on each valuation date. The fund does not, to the best of our knowledge, have any unfunded commitments.  It has daily liquidity with trades settling between one and three days and is fully benefit responsive to participant transactions at the measurement date.

The Protective Life Corporation common stock is valued based on the closing price of the common stock as quoted on the NASDAQ Global Select Market.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

2010	Level 1	Level 2	Level 3	Total

Mutual funds
Index funds	$20,784,821	$—	$—	$20,784,821
Bond funds	6,801,158	—	—	6,801,158
Growth funds	41,143,794	—	—	41,143,794
Balanced funds	6,700,801	—	—	6,700,801
International	11,282,156	—	—	11,282,156
Employer common stock	49,656,246	—	—	49,656,246
Collective trust funds
Income/Bond	—	22,938,521	—	22,938,521
Total assets at fair value	$136,368,976	$22,938,521	$—	$159,307,497

2009	Level 1	Level 2	Level 3	Total

Mutual funds
Index funds	$4,751,888	$—	$—	$4,751,888
Growth funds	41,512,528	—	—	41,512,528
Balanced funds	3,550,055	—	—	3,550,055
Employer common stock	33,223,626	—	—	33,223,626
Collective trust funds
Index funds	—	16,168,313	—	16,168,313
Income/Bond	—	21,675,309	—	21,675,309
Total assets at fair value	$83,038,097	$37,843,622	$—	$120,881,719

During 2010, the Plan liquidated the remaining assets that were invested in the Level 2 Northern Trust funds.  The balance was automatically mapped to the corresponding Level 1 fund already offered in the Plan as described below:

Northern Trust Funds	Fidelity Offered Funds
Northern S&P 500 Index Fund	Columbia Large Cap Index Fund
Northern Aggregate Bond Index Fund	Vanguard Total Bond Market Index Fund
Northern Russell 3000 Index Fund	Columbia Large Cap Index Fund
Northern Midcap S&P 400 Index Fund	Columbia Mid Cap Index Fund

For the year ended December 31, 2010, there were no other transfers between Level 1 and Level 2.

9.  RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of the trustee. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2010, the Plan purchased 383,683 units of Protective Life Corporation Common Stock for $11,173,905 and disposed of 527,288 units for $11,744,129. A quarterly dividend of $0.12 per share was declared and paid by the Company during the first quarter of 2010 and quarterly dividends of $0.14 per share were declared and paid by the Company on various dates throughout the remainder of the year. The Plan received $1,042,024 in dividend payments related to the common stock of the Company for the year ended December 31, 2010. These transactions qualify as party-in-interest transactions.

Fidelity Management Trust Company is the Trustee of all the assets of the Plan and is considered to be a party-in-interest with respect to the Plan.  Fees paid by the Plan to the Trustee amounted to $148,628 for the year ended December 31, 2010.

10.  SUBSEQUENT EVENTS

Management has evaluated the effects of events subsequent to December 31, 2010, and through the date we filed the financial statements of the Plan with the United States Securities and Exchange Commission included herein, and noted no items requiring adjustment of the financial statements or additional disclosures.

SUPPLEMENTAL SCHEDULE

PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN

EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

	b. Identity of Issue
a.	Borrower, Lessor, or Similar Party	c. Description of Investments			d. Cost	e. Current Value

*	Protective Life Corporation	Common Stock	1,863,900	shares	A	$49,656,246
	Columbia Mid Cap Index Fund	Mutual Fund	770,142	shares	A	8,871,998
	Columbia Large Cap Index Fund	Mutual Fund	490,442	shares	A	11,912,823
	Dodge & Cox International Stock Fund	Mutual Fund	274,943	shares	A	9,818,202
	Dodge & Cox Stock Fund	Mutual Fund	148,113	shares	A	15,960,567
	Legg Mason Batterymarch Emerging Markets Fund	Mutual Fund	59,949	shares	A	1,463,954
	Neuberger Berman Genesis Trust	Mutual Fund	280,745	shares	A	13,374,620
	PIMCO Real Return Fund	Mutual Fund	96,853	shares	A	1,100,254
	T. Rowe Price Growth Stock Fund	Mutual Fund	367,298	shares	A	11,808,607
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	144,210	shares	A	1,714,660
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	211,100	shares	A	2,541,645
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	119,519	shares	A	1,461,718
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	84,649	shares	A	982,778
	Vanguard Total Bond Market Index Fund	Mutual Fund	537,821	shares	A	5,700,904
*	Stable Value Fund	Collective Trust Fund	22,938,521	shares	A	22,938,521
*	Notes receivable from participants	Loans, various maturities and interest rates ranging from 4.25% to 10.50%			A	4,706,448
						$164,013,945

*          Party-in-interest

A.        Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

	BY:	PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)

	By:	/s/ Steven G. Walker
Steven G. Walker

Date: June 28, 2011